June 14, 2022

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	ToughBuilt Industries, Inc.

Registration Statement on Form S-1 (Registration No. 333-264930) -

Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), solely acting as placement agent on a best efforts basis in an offering pursuant to the registration statement on Form S-1 (333-264930) (the “Registration Statement”), hereby concurs in the request by ToughBuilt Industries, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:15 P.M. (Eastern Time), or as soon as practicable thereafter, on June 15, 2022, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Securities and Exchange Commission

June 14, 2022

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name: Edward D. Silvera
Title: Chief Operating Officer